Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2012

•	Revenue up by 14.9% to $332.7 million in 1Q12 from $289.6 million in 4Q11 and down by 10.2% compared to 1Q11.

•	Gross margin was 12.0% in 1Q12 compared to -7.4% in 4Q11 primarily due to higher utilization and cost saving actions in 1Q12.

•	Net cash flow from operations decreased to $35.8 million in 1Q12 from $84.7 million in 4Q11 mainly due to VAT refund in 2011 Q4.

•	Loss attributable to Semiconductor Manufacturing International Corporation was $ 42.8 million in 1Q12, compared to loss of $165.2 million in 4Q11.

•	Diluted EPS was $(0.08) per ADS.

Set out below is a copy of the full text of the press release by the Company on May 10, 2012, in relation to its results for the three months ended March 31, 2012.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China –May 10, 2012. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2012.

Second Quarter 2012 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to increase between 19% and 21%.

•	Gross margin is expected to range from 19% to 22%.

•	Operating expenses excluding foreign exchange differences are expected to range from

$101 million to $104 million.

Dr. Tzu-Yin Chiu, Chief Executive Officer, commented, “In the first quarter of 2012, our revenue grew 15% sequentially; in the second quarter of 2012, our revenue is guided to increase between 19% and 21%; and into the second half of this year, we target continued growth. This ongoing momentum is primarily due to various new product ramp-ups for connectivity chips, mobile phones and set-top boxes, and is also attributable to increased demand for some of our existing products. Apart from macro reasons, the increase in demand and utilization is also driven by performance improvements.”

“Our China revenue continues to grow along with China’s semiconductor market. In the first quarter of 2012, our China revenue grew 9.5% quarter over quarter, equivalent to about 32.5% of our total revenue in the first quarter of 2012.”

“We have successfully obtained two major loans in the first quarter of 2012. First, we obtained a $268 million loan facility in February, and second, a $600 million syndicated loan in March. These credit arrangements have helped us achieve a healthier capital structure, and show that both policy and commercial banks recognize our potential.”

“We are excited about the growth prospects of the coming quarters and are expecting continued order momentum for both new and existing products, across various applications, from our leading global and Chinese customers.”

Conference Call / Webcast Announcement

Date: May 11, 2012
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

United States 1-866-519-4004 (Pass code: SMIC)
China, Domestic 40-0620-8038 (Pass code: SMIC)
Hong Kong 852-2475-0994 (Pass code: SMIC)
Taiwan, Taipei886-2-2650-7825(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php, or at http://www.media-server.com/m/p/mmjw93d2

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (”fab”) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Second Quarter 2012 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of First Quarter 2012 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q12	4Q11	QoQ	1Q11	YoY
Sales, net	332,711	289,628	14.9%	370,559	-10.2%
Cost of sales	292,867	310,959	-5.8%	301,782	-3.0%
Gross profit (loss)	39,844	(21,331)	—	68,777	-42.1%
Operating expenses	90,128	85,667	5.2%	76,623	17.6%
Loss from operations	(50,284)	(106,998)	-53.0%	(7,846)	540.9%
Other income (expense), net	(4,069)	5,430	—	2,702	—
Income tax benefit (expenses)	11,418	(65,040)	—	128	8820.3%
Net loss after income taxes	(42,935)	(166,608)	-74.2%	(5,016)	756.0%
Gain from equity method investments	373	1,784	-79.1%	1,016	-63.3%
Income from discontinued operations net of tax effect(1)	-	—	—	14,742	—
Net income (loss)	(42,562)	(164,824)	-74.2%	10,742	—
Accretion of interest to noncontrolling interest	(263)	(381)	-31.0%	(508)	-48.2%
Income (loss) attributable to Semiconductor Manufacturing International Corporation	(42,825)	(165,205)	-74.1%	10,234	—
Gross margin	12.0%	-7.4%	—	18.6%	—
Operating margin	-15.1%	-36.9%	—	-2.1%	—
Earnings (loss) per ordinary share (basic and diluted)(2)	(0.00)	(0.01)	—	0.00	—
Earnings (loss) per ADS (basic and diluted)	(0.08)	(0.30)	—	0.02	—
Wafers shipped (in 8” wafers)(3)	445,689	374,116	19.1%	471,231	-5.3%
Capacity utilization(4)	74.1%	65.6%	8.5%	76.3%	-2.2%

Note:

(1)	On March 1, 2011, the Company deconsolidated Semiconductor Manufacturing International (AT) Corporation (“AT”) as its majority ownership interest was reduced to 10%. Both the results of operations of AT prior to deconsolidation and a gain on deconsolidation were reported as income (loss) from discontinued operations.

(2)	Based on weighted average ordinary shares of 27,504million (basic) and 27,504 million (diluted) in 1Q12, 27,483 million (basic) and 27,483 million (diluted) in 4Q11, and 27,371million (basic) and 27,371 million (diluted) in 1Q11.

(3)	Including copper interconnects

(4)	Effective 3Q 2011, capacity utilization rate is reported based on actual equipment usage in manufacturing processes. Utilization rate for previous quarters have been updated accordingly for comparison purpose. In prior quarters utilization had been reported based on total wafers out divided by estimated capacity.

•	Revenue increased to $332.7million in 1Q12, up 14.9% QoQ from $289.6 million in 4Q11 due to a 19.1% increase in wafer shipments.

•	Cost of sales decreased to $292.9 million in 1Q12, a decrease of 5.8% QoQ from $311.0 million in 4Q11 due to cost saving actions in 1Q12 and $11.4 million legal accruals for Elpida in 4Q11.

•	Gross profit of $39.8 million in 1Q12, compared to a gross loss of $21.3 million in 4Q11 and gross profit of $68.8 million in 1Q11.

•	Gross margin was 12.0% in 1Q12, up from -7.4% in 4Q11 primarily due to higher utilization and cost saving actions in 1Q12.

•	Operating expense increased to $90.1 million in 1Q12, an increase of 5.2% QoQ from $85.7 million in 4Q11, mainly due to government grants decrease.

Analysis of Revenues

Sales Analysis
By Application	1Q12	4Q11	1Q11
Computer	3.2%	3.3%	3.3%
Communications	48.3%	44.1%	44.5%
Consumer	40.2%	42.5%	42.5%
Others	8.3%	10.1%	9.7%
By Service Type	1Q12	4Q11	1Q11

Wafers(1)	94.4%	92.2%	91.3%
Mask Making, testing, others	5.6%	7.8%	8.7%
By Customer Type	1Q12	4Q11	1Q11

Fabless semiconductor companies	91.4%	88.5%	80.4%
Integrated device manufacturers (IDM)	5.0%	8.2%	13.5%
System companies and others	3.6%	3.3%	6.1%
By Geography	1Q12	4Q11	1Q11

North America	55.2%	55.9%	51.3%
China(2)	32.5%	34.1%	35.6%
Eurasia(3)	12.3%	10.0%	13.1%
Wafer Revenue Analysis	¡¡	¡¡

By Technology (logic, memory & copper interconnect only)	1Q12	4Q11	1Q11

40/45nm	0.3%	0.3%	0.0%
55/65nm	22.3%	21.0%	13.3%
90nm	8.6%	9.2%	12.3%
0.13μm	22.7%	22.3%	24.1%
0.15/0.18μm	39.4%	37.2%	32.9%
0.25/0.35μm	6.7%	10.0%	17.4%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong Kong
(3) Excluding China

Capacity*

Fab / (Wafer Size)	1Q12	4Q11
Shanghai Mega Fab (8”)	79,210	90,000
Beijing Mega Fab (12”)	67,500	65,540
Tianjin Fab (8”)	37,839	37,750
Total monthly wafer fabrication capacity	184,549	193,290

Note:

• Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-days basis for comparison purposes.

•	Capacity of Shanghai Mega Fab (8”) decreases to 79,210 in 1Q12 from 90,000 in 4Q11. The decrease is mainly due to product mix change.

Shipment and Utilization

8” equivalent wafers	1Q12	4Q11	QoQ	1Q11	YoY
Wafer shipments including copper interconnects	445,689	374,116	19.1%	471,231	-5.3%
Utilization rate(1)	74.1%	65.6%	8.5%	76.3%	-2.2%

Note:

(1)	Effective 3Q 2011, capacity utilization rate is reported based on actual equipment usage in manufacturing processes. Utilization rate for previous quarters have been updated accordingly for comparison purpose. In prior quarters utilization had been reported based on total wafers out divided by estimated capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q12	4Q11	QoQ	1Q11	YoY
Cost of sales	292,867	310,959	-5.8%	301,782	-3.0%
Depreciation	106,317	106,150	0.2%	104,449	1.8%
Other manufacturing costs	186,254	204,546	-8.9%	196,727	-5.3%
Share-based compensation	296	263	12.5%	606	-51.2%
Gross profit (loss)	39,844	(21,331)	—	68,777	-42.1%
Gross margin	12.0%	-7.4%	—	18.6%	—

•	Cost of sales decreased to $292.9 million in 1Q12, a decrease of 5.8% QoQ from $311.0 million in 4Q11 primarily due to cost saving actions in 1Q12 and $11.4 million legal accruals for Elpida in 4Q11.

•	Gross profit of $39.8 million in 1Q12, compared to a gross loss of $21.3 million in 4Q11 and gross profit of $68.8 million in 1Q11 due to a 19.1% QoQ increase in wafer shipments and a 5.8% QoQ decrease in cost of sales.

•	Gross margin was 12.0% in 1Q12 up from -7.4% in 4Q11.

Operating Expense (Income) Analysis

Amounts in US$ thousands	1Q12	4Q11	QoQ	1Q11	YoY
Total operating expenses	90,128	85,667	5.2%	76,623	17.6%
Research and development	59,311	38,921	52.4%	49,573	19.6%
General and administrative	23,924	25,038	-4.4%	19,427	23.1%
Selling and marketing	6,892	9,283	-25.8%	7,738	-10.9%
Others operating expense (income)	1	12,425	—	(115)	—

•	R&D expenses increased to $59.3 million in 1Q12, up 52.4% QoQ from $38.9 million in 4Q11 mainly due to a decrease of government R&D subsidies in 1Q12 compared to the prior quarter.

•	G&A expense was $23.9 million in 1Q12. Comparing with $25.0 million in 4Q11, the fluctuation was mainly due to a decrease of personnel related expenses and legal fees.

•	Selling & marketing expenses decreased to $6.9 million in 1Q12, down 25.8% QoQ from $9.3 million in 4Q11was mainly due to a decrease in selling activities.

•	Other operating expense was $1 thousand in 1Q12. Compared to other operating expense of $12.4 million in 4Q11, the fluctuation was mainly due to impairment loss of long-lived assets in 4Q11.

Other Income (Expenses)

Amounts in US$ thousands	1Q12	4Q11	QoQ	1Q11	YoY
Other income (expenses)	(4,069)	5,430	-	2,702	—
Interest income	1,199	1,342	-10.7%	1,191	0.7%
Interest expense	(7,424)	(5,345)	38.9%	(4,248)	74.8%
Foreign currency exchange gain	393	6,776	-94.2%	4,007	-90.2%
Other, net	1,763	2,657	-33.6%	1,752	0.6%

Depreciation and Amortization

•	Depreciation and amortization in 1Q12 was $142.5 million compared to $145.2 million in 4Q11.

Liquidity

Amounts in US$ thousands	1Q12	4Q11
Cash and cash equivalents	300,641	261,615
Restricted cash	194,352	136,907
Accounts receivable	196,749	165,234
Inventories	211,353	207,309
Others	118,023	93,722
Total current assets	1,021,118	864,787
Accounts payable	307,206	280,691
Short-term borrowings	467,069	607,427
Current portion of long-term debt	191,619	191,355
Others	171,938	171,853
Total current liabilities	1,137,832	1,251,326
Cash Ratio	0.3x	0.2x
Quick Ratio	0.7x	0.5x
Current Ratio	0.9x	0.7x

Capital Structure

Amounts in US$ thousands	1Q12	4Q11
Cash and cash equivalents	300,641	261,615
Restricted cash	194,352	136,907
Current portion of promissory notes	29,582	29,374
Non-current portion of promissory notes	28,761	28,560
Short-term borrowings	467,069	607,427
Current portion of long-term debt	191,619	191,355
Long-term debt	427,293	72,361
Total debt	1,085,981	871,143
Equity(1)	2,204,738	2,245,997
Total debt to equity ratio	49.3%	38.8%

Note:
(1) Including portion of noncontrolling interest.

Cash Flow

Amounts in US$ thousands	1Q12	4Q11
Net cash from operating activities	35,808	84,659
Net cash from (used in) investing activities	(205,805)	25,403
Net cash from (used in) financing activities	208,978	(164,824)
Effect of exchange rate changes	44	687
Net change in cash	39,025	(54,075)

Capex Summary
■	Capital expenditures for 1Q12 were $183.2 million.

■Recent Highlights and Announcements

• Announcement of 2011 Annual Results (2012-03-29)
• Discloseable Transaction — SMIC and IBM Sign Collaboration Agreement (2012-03-29)
• SMIC @ SEMICON China 2012 (2012-03-26)
• List of Directors and Their Roles and Functions (2012-03-26)
• SMIC CEO Dr. Tzu-Yin Chiu Delivers Keynote at SEMICON China 2012 (2012-03-20)
• SMIC Secures USD 600 Million Syndicated Loan (2012-03-16)
• Notification of Approval of the Publication of 2011 Annual Results by the Board (2012-03-16)
• SMIC’s Vice President of Technology Development Dr. Shiuh-Wuu Lee Speaks at IC Market China 2012 (2012-03-15)
• SMIC, Brite, and Zhejiang University Found Joint IC Research Program (2012-03-14)
• SMIC Announces Ultra High Density IP Library for 0.11um Cu-BEoL Process (2012-03-08)
• SMIC and Brite Semiconductor Tape Out Low Leakage 40nm Test Chip Based on a Dual-Core ARM Cortex-A9 Processor (2012-02-27)
• SMIC Reports Results for the Three Months Ended December 31, 2011 (2012-02-08)
• Notification of Board Meeting (2012-01-18)

Please visit SMIC’s website at http://www.smics.com/eng/press/media_press.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	March 31, 2012	December 31, 2011
	(Unaudited)	(Unaudited)
Sales, net	332,711	289,628
Cost of sales	292,867	310,959
Gross profit (loss)	39,844	(21,331)

Operating expenses:
Research and development	59,311	38,921
General and administrative	23,924	25,038
Selling and marketing	6,892	9,283
Other operating expense	1	12,425
Total operating expenses, net	90,128	85,667

Loss from operations	(50,284)	(106,998)
Total other income (loss), net	(4,069)	5,430
Loss before income tax and equity investment	(54,353)	(101,568)

Income tax benefit (expense)	11,418	(65,040)
Gain from equity method investments	373	1,784
Net loss	(42,562)	(164,824)

Accretion of interest to noncontrolling interest	(263)	(381)
Loss attributable to Semiconductor Manufacturing International Corporation	(42,825)	(165,205)

Net loss	(42,562)	(164,824)

Other comprehensive income:
Foreign currency translation adjustment	44	4,399

Comprehensive loss	(42,518)	(160,425)

Comprehensive loss attributable to noncontrolling interest	(263)	(381)

Comprehensive loss attributable to Semiconductor Manufacturing International Corporation	(42,781)	(160,806)

Loss per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(0.00)	(0.01)
Loss per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	(0.08)	(0.30)
Shares used in calculating basic and diluted loss per share	27,504,337,503	27,482,924,722

As of
	March 31, 2012		December 31, 2011
	(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	300,641		261,615
Restricted cash	194,352		136,907
Accounts receivable, net of allowances of $45,500 and $42,821 at March 31, 2012 and December 31, 2011, respectively	196,749		165,234
Inventories	211,353		207,309
Prepaid expense and other current assets	118,023		93,722
Total current assets	1,021,118		864,787

Prepaid land use rights	76,846		77,231
Plant and equipment, net	2,493,732		2,516,578
Acquired intangible assets, net	242,886		179,279
Other long-term assets	103,619		90,054
TOTAL ASSETS	3,938,201		3,727,929

LIABILITIES, NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable	307,206		280,691
Accrued expenses and other current liabilities	142,356		142,479
Short-term borrowings	467,069		607,427
Current portion of promissory notes	29,582		29,374
Current portion of long-term debt	191,619		191,355
Total current liabilities	1,137,832		1,251,326

Long-term liabilities:
Promissory notes	28,761		28,560
Long-term debt	427,293		72,361
Other long-term liabilities	136,296		126,668
Total long-term liabilities	592,350		227,589

Total liabilities	1,730,182	¡¡	1,478,915

Noncontrolling interest	4,463		4,200
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 27,509,521,180 and 27,487,676,065 shares issued and outstanding at March 31, 2012 and December 31, 2011, respectively	11,004		10,995
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, 445,545,911 shares issued and outstanding at both March 31, 2012 and December 31, 2011	178		178
Additional paid-in capital	4,242,043		4,240,529
Accumulated other comprehensive loss	3,889		3,845
Accumulated deficit	(2,053,558)		(2,010,733)
Total equity	2,203,556		2,244,814

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	3,938,201		3,727,929

	For the three months ended
	March 31, 2012	December 31, 2011
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Net loss	(42,562)	(164,824)
Depreciation and amortization	142,503	145,216
Gain from equity investment	(373)	(1,783)
Changes in working capital and others	(63,760)	106,050

Net cash provided by operating activities	35,808	84,659

Cash flow from Investing activities:
Acquisitions of:
Property, plant and equipment	(116,366)	(89,120)
Intangible assets	(29,317)	(5,568)
Short-term investments	(4,167)	35,403
Changes in restricted cash relating to investing activities	(55,954)	88,428
Others	(1)	(3,740)

Net cash provided by (used in) investing activities	(205,805)	25,403

Financing activities:
Increase (Decrease) in short-term borrowings	(140,358)	36,961
Increase (Decrease) in long-term debt	355,197	(186,880)
Repayment of promissory notes	—	(15,000)
Others	(5,861)	95

Net cash provided by (used in) financing activities	208,978	(164,824)

Effect of exchange rate changes	44	687

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	39,025	(54,075)
CASH AND CASH EQUIVALENTS, beginning of period	261,615	315,690
CASH AND CASH EQUIVALENTS, end of period	300,641	261,615

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
May 10 2012

• For identification only